Contact

www.linkedin.com/in/audry-
henniger-848bb182 (LinkedIn)

Top Skills

Merchandising

Retail

Wholesale

Audry Henniger

President at Neighbor Pet Food
East Wenatchee, Washington, United States

Experience

Neighbor Pet Food
President
September 2024 - Present (7 months)

Natural Pet Food Group Ltd
North America Business Development and Sales Manager
April 2014 - May 2024 (10 years 2 months)

Animal Supply Co.
Category Manager
October 2011 - February 2014 (2 years 5 months)

Unified Grocers
Category Manager
August 2005 - October 2011 (6 years 3 months)
Commerce, CA

———